April 19, 2016
VIA EDGAR

Russell Mancuso
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:   Great Basin Scientific, Inc.
         Registration Statement on Form S-1
         Filed March 1, 2016
         File No. 333-209855

Dear Mr. Mancuso:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission this application for withdrawal of the Registrant’s registration statement referenced above. The Company is requesting the withdrawal as it intends to complete its current discussions regarding the registration statement and underlying transactions with the Commission and refile a registration statement on Form S-1 which reflects the resolutions reached with the Commission at the conclusion of those discussions.  No securities were sold in connection with the offering.  The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement ("Order") effective as of the date hereof or at the earliest practicable date hereafter.  Please feel free to contact either me or our counsel with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

Great Basin Scientific, Inc.

By:	/s/ Jeffrey Rona
Name:	Jeffrey Rona
Title:	Chief Financial Officer

cc:           Michael Adelstein, Esq.
Jolie Kahn, Esq.